EXHIBIT 12.1

RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS TO COMBINED FIXED
CHARGES AND PREFERRED STOCK DIVIDENDS

        The following table presents our ratios of consolidated earnings to fixed charges for the periods presented.

	Nine Months Ended September 30,		Years Ended December 31,
	2005		2004		2003		2002		2001		2000
Ratio of Earnings to Fixed Charges(a)	(b	)	(b	)	(b	)	(b	)	(b	)	(b	)
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	(c	)	(c	)	(c	)	(c	)	(c	)	(c	)

(a)          For purposes of calculating the ratios of consolidated earnings to fixed charges, earnings consist of income before income taxes, fixed charges and amortization of capitalized interest, less capitalized interest. Fixed charges consist of interest expensed, interest capitalized, amortized premiums, discounts and capitalized expenses related to indebtedness and an estimate of interest within rental expense.

(b)         Earnings for the nine months ended September 30, 2005, and the years ended December 31, 2004, 2003, 2002, 2001 and 2000, were insufficient to cover fixed charges by $5.3 million, $15.7 million, $6.4 million, $9.4 million, $23.2 million and $3.0 million, respectively.

(c)          Earnings for the nine months ended September 30, 2005, and the years ended December 31, 2004, 2003, 2002, 2001 and 2000, were insufficient to cover fixed charges and preferred dividends by $8.9 million, $22.3 million, $11.0 million, $9.4 million, $23.2 million and $3.0 million, respectively.